SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.


                                    FORM U-57


                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS


                 Filed under Section 33(a) of the Public Utility
               Holding Company Act of 1935, as amended (the "Act")




                    ENERGETICKE CENTRUM KLADNO, SPOL. S.R.O.




                                       by

                         TECO Power Services Corporation

                            702 North Franklin Street
                              Tampa, Florida 33602

          TECO Power Services Corporation, a Florida corporation ("TPS"), acting on behalf of Energeticke Centrum Kladno, spol. s.r.o., a limited liability company organized under the laws of the Czech Republic ("ECK"), hereby notifies the Commission, pursuant to Section 33(a) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), and Rule 57 thereunder, that ECK is a "foreign utility company" ("FUCO") within the meaning of Section 33(a) of the Act, and hereby claims for ECK the status of a FUCO under the Act.

          ECK does not derive and will not derive any part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale (or the distribution at retail of natural or manufactured gas for heat, light, or power) within the United States. Neither ECK nor any of its subsidiary companies is or will be a public utility operating in the United States.

          Notifications of FUCO status were previously filed on behalf of ECK on September 11, 1996, and on March 24, 1999.


                                     ITEM 1

Name and Business Address
-------------------------

Energeticke Centrum Kladno, spol. s.r.o.
272 03 Kladno
Dubska-Teplarna
Czech Republic


Description of Facilities
-------------------------

          ECK owns facilities in Kladno, Czech Republic, which are used for the generation and associated transmission and distribution of electric energy for sale. These facilities provide 54 MW of electrical generating capacity and consist of eight coal-fired boilers, two condensing extraction steam turbine-generator units, plus heating steam and process steam extraction; an associated transformer and switch gears; and facilities used to effect retail


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
sales, including a transformer, switch gears, and cabling. ECK also owns facilities for the distribution of natural gas on the premises of the Poldi Industrial Complex, a group of businesses whose primary activity is manufacturing steel.


Ownership
---------

          The ownership of ECK is as follows:

o Nations Kladno II B.V., a Netherlands company ("NKII"), owns a 26.7% equity interest in ECK. NKII is owned:
          (i) fifty percent (50%) by TM ECK L.L.C., a Delaware limited liability company ("TM ECK"). TM ECK is a wholly-owned subsidiary of TM Power Ventures L.L.C., a Delaware company ("TMPV"), which in turn is a subsidiary of TPS and Mosbacher Power Partners, L.P., a Delaware limited partnership ("MPP"); and
          (ii) fifty percent (50%) by Nations Energy Holland Holding B.V., a Netherlands company ("NEHH"). NEHH is a wholly-owned subsidiary of TM ECK II L.L.C., a Delaware limited liability company ("TM ECK II") and a wholly-owned subsidiary of TM Czech Power II L.L.C., a Delaware limited liability company, which in turn is owned (a) ninety-nine percent (99%) by TMPV, (b) five-tenths percent (0.5%) by TPS, and (c) five-tenths percent (0.5%) by MPP.
     TPS is a wholly-owned subsidiary of TECO Energy, Inc., a Florida corporation ("TECO") which is an exempt holding company.

o Kladno Power (No. 1) B.V., a Netherlands company and an indirect wholly-owned subsidiary of NRG Energy, Inc., a Delaware corporation ("NRG"), holds a 44.5% equity interest in ECK. NRG is an indirect, wholly-owned subsidiary of Northern States Power Company (Minnesota), a Minnesota corporation ("NSP") which is an exempt holding company.

o El Paso ECK Holding Company, a Delaware corporation ("El Paso ECK"), owns 17.8% of ECK. El Paso ECK is a direct, wholly-owned subsidiary of El Paso Energy International Company, a Delaware corporation ("El Paso


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
     International"). El Paso International is a wholly-owned subsidiary of El Paso Energy Corporation, a Delaware corporation.

o Stredoceska Energeticke a.s., a Czech joint-stock company, which is one of the eight Czech Republic government-owned regional electricity distribution companies and which operates in the Central Bohemia region of the Czech Republic, holds an 11% equity interest in ECK.


                                     ITEM 2

          The domestic associate public utility companies of ECK are: (i) Tampa Electric Company ("Tampa Electric"), a Florida corporation; (ii) Hardee Power Partners, Ltd. ("Hardee"), a Florida limited partnership; (iii) NSP; and (iv) Northern States Power Company (Wisconsin) ("NSPW"), a Wisconsin corporation. Tampa Electric and Hardee are indirect, wholly-owned subsidiaries of TECO Energy, Inc., and NSPW is a wholly-owned subsidiary of NSP.

          None of these utility companies has made an investment in, and none of these utility companies has any contractual relationship with, ECK, nor is any such investment or contractual relationship contemplated.

          State certifications, as required under Section 33(a)(2) of the Act, have been received from the following state commissions:

               Arizona Corporation Commission
               Florida Public Service Commission
               Michigan Public Service Commission
               Minnesota Public Utilities Commission
               North Dakota Public Service Commission
               South Dakota Public Utilities Commission
               Wisconsin Public Service Commission

          The Florida Public Service Commission certification is attached to the Notification of FUCO status filed by TPS on behalf of ECK on March 24, 1999 and is incorporated herein by reference; the remaining certifications are attached to the Notification of FUCO Status filed by Nations Energy Corp. on behalf of ECK on September 11, 1996, and also are incorporated herein by reference.


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
          The Commission is requested to mail copies of all correspondence relating to this Notification to:

          Sheila M. McDevitt, Esq.           Judith A. Center, Esq.
          Vice President and General         W. Mason Emnett, Esq.
           Counsel                           Skadden, Arps, Slate, Meagher
          TECO Energy, Inc.                    & Flom LLP
          702 North Franklin Street          1440 New York Avenue, N.W.
          Tampa, Florida 33602               Washington, D.C. 20005


                                    SIGNATURE

          The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


                                        TECO POWER SERVICES CORPORATION



                                        By:  /s/ Richard E. Ludwig
                                             -----------------------------------
                                             Name:  Richard E. Ludwig
                                             Title: President


Date:  February 9, 2000


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